Mail Stop 7010

September 15, 2005

via U.S. mail and facsimile

Alan V. Dean
Senior Vice-President, Corporate Affairs and Secretary
Brascan Corporation
BCE Place
181 Bay Street, Suite 300
Toronto, Ontario, Canada  M5J 2T3

	Re:	Brascan Corporation
		Form 40-F for the Fiscal Year Ended December 31, 2004
		Filed March 31, 2005
		File No. 33-97038

Dear Mr. Dean:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Management`s Discussion and Analysis of Financial Results, page 8 of
2004 Annual Report

Structured Products and Capital Market Investments, page 33 of
2004
Annual Report

1. We note in 2003 that you created Titanium Trust, an asset backed trust that finances receivables and other assets acquired from you and other entities. Please tell us more about these transactions, including how you are accounting for these transactions in your consolidated financial statements. Specifically, tell us how you are reflecting the assets securitized and the cash received on your consolidated balance sheet and consolidated statement of cash flows along with the authoritative literature that supports your accounting. Please also tell us whether these transactions are being accounted as sales or financing arrangements. Please refer to SFAS
140. Finally, please tell us why you believe no disclosure was required regarding your policy for accounting for these transactions.
If you determine that a stated policy is needed in your periodic filing, please provide us with the disclosure you intend to include in future filings.

Contractual Obligations, page 50 of 2004 Annual Report

2. In future filings, please revise your table of contractual obligations as follows:
* To increase transparency of cash flow, please include scheduled interest payments in your table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.
* To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps, please disclose estimates of the amounts you will be obligated to pay.
Please refer to General Instruction B.(12) of Form 40-F for additional guidance. Finally, please confirm to us that you do not have any leasing obligations; otherwise, please revise your contractual obligations table accordingly. Please provide us with the disclosure you intend to include in future filings.








1.  Summary of Accounting Policies, page 57 of 2004 Annual Report

(f)  Revenue and Expense Recognition, page 58 of 2004 Annual
Report

(ii)  Residential property operations, page 59 of 2004 Annual
Report

3. We note that you have included your revenue recognition policy for the sale of land. Please clarify for us and revise your disclosure in future filings the nature of "all other significant conditions."

4. Please tell us with a view toward future disclosure your policy for recognizing revenue from the sale of homes.

9.  Corporate Borrowings, page 68 of 2004 Annual Report

5. We note your disclosures provided regarding your corporate borrowings debt instruments, which does not appear to provide disclosure of all instruments totaling US$1.675 billion. Please reconcile your disclosures to your total balance of US$1.675 billion.
Please tell us how you intend to revise your disclosures in future filings so that your disclosure fully describes the total balance included on the consolidated balance sheet.

12.  Preferred Equity - Corporate and Subsidiaries, page 70 of
2004
Annual Report

Subsidiaries Preferred Equity, page 71 of 2004 Annual Report

6. We note that you are recording preferred equity shares issued by your subsidiary within stockholders` equity under both Canadian and
US GAAP. Please provide us with additional detail of the terms of these instruments including how you determined your accounting in your consolidated financial statements is in accordance with US GAAP.
Please provide us with the US GAAP authoritative literature that supports your accounting. Finally, please provide us with any revised disclosure you intend to include in future filings to clarify for investors your accounting of these instruments.

23.  Difference from United States Generally Accepted Accounting
Principles, page 80 of 2004 Annual Report

(a)  Income Statement Differences

7. In future filings, please revise to present preferred stock dividends and net income/(losses) available to common shareholders in this footnote, along with the corresponding per share amounts. Refer to SAB Topic 6.B. Please provide us with the disclosure you intend to include in future filings.

8. We note that you have shares of both Class A common shares and Class B common shares outstanding. Please address for us how your earnings per share presentation complies with the guidance set forth in paragraphs 60-61 of SFAS 128. If you determine that you are required to revise your presentation of US GAAP earnings per share, please provide us with your detailed calculation.

9. Please provide us with your detailed basic and diluted earnings per share calculation for each period presented in accordance with US
GAAP.  In addition, please ensure that you address the following:
* The impact of your Series 10-12 Class A Preferred Shares that are
convertible into Class A common shares on diluted earnings per share.
Refer to paragraphs 26-28 of SFAS 128.
* The impact of your Series 1 Class A Preferred Shares that were converted into Class A common shares. Refer to EITF Topic D-42.
* Please tell us whether you retroactively restated your earnings per
share in prior periods for Class A common shares issued pursuant to
your dividend reinvestment plan.  Refer to paragraph 54 of SFAS
128
for guidance.
* Any revised disclosure you intend to include in future filings regarding your basic and diluted earnings per share amounts.

10. In future filings, please include disclosure of the line items that would impact operating income/(loss) under US GAAP instead of Canadian GAAP. For example, you include "other operating costs" and
"depreciation and amortization" below net operating income for your
consolidated statement of income prepared in accordance with
Canadian
GAAP.  However, the classification of these items on the
consolidated
statement of income for US GAAP purposes would have been within net
operating income.   Please provide us with the disclosure you
intend
to include in future filings.

(v)  Market value adjustments, page 81 of 2004 Annual Report

11. We note your disclosure regarding your adjustment to net income
under Canadian GAAP to US GAAP regarding your investments. Please provide us with a reconciliation of your disclosures on pages 81-82 of the 2004 Annual Report to your $1 million increase in net income to arrive at net income under US GAAP. Please also provide us with any revisions to your disclosure you intend to include in future filings.

(c)  Balance Sheet Differences, page 83 of 2004 Annual Report

12. For each series of your Class A preferred equity securities, please tell us how you are reflecting the instrument on your US GAAP balance sheet and include the US GAAP authoritative literature that supports your accounting. Please provide us with the disclosure you intend to include in future filings to provide investors with a better understand of how you are accounting for these instruments.

13. Please provide us with a detailed rollforward of stockholders` equity for each period presented in accordance with US GAAP.

(d)  Cash Flow Statement Differences, page 85 of 2004 Annual
Report

14. We note that your consolidated statement of cash flows prepared in accordance with Canadian GAAP include the sales and purchases of securities and loans advanced and collected related to your Funds Management business as an investing activity with no reclassification under US GAAP. Considering your Funds Management business activities, please tell us how you determined that classification as an investing activity is in accordance with SFAS 95 versus a classification as an operating activity.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

?        the company is responsible for the adequacy and accuracy
of
the disclosure in the filing;

?        staff comments or changes to disclosure in response to
staff
comments do not foreclose the Commission from taking any action with respect to the filing; and

?        the company may not assert staff comments as a defense in
any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736, or me at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Rufus Decker
Accounting Branch Chief


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Alan V. Dean
Brascan Corporation
September 15, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE